SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 18)1

Forrester Research, Inc.

(Name of Issuer)

Common Stock, $0.01 per value per share

(Title of Class of Securities)

34653109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 34653109	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George F. Colony
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,297,409 shares
	6.	SHARED VOTING POWER 1,083,002 shares(1)
	7.	SOLE DISPOSITIVE POWER 6,297,409 shares
	8.	SHARED DISPOSITIVE POWER 1,083,002 shares(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,380,411 shares(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.4%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Includes the following shares, of which Mr. Colony disclaims beneficial ownership for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended: 1,580 shares of common stock of the Issuer owned by Mr. Colony’s wife.

(2)	Based on 19,239,000 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of November 1, 2023.

Page 2 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:
Forrester Research, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:
60 Acorn Park Drive
Cambridge, MA 02140

Item 2(a)	Name of Person Filing:
George F. Colony

2(b)	Address of Principal Business Office or, if none, Residence:
c/o Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140

2(c)	Citizenship:
Massachusetts

2(d)	Title of Class of Securities:
Common Stock, $0.01 per value per share

2(e)	CUSIP Number:
34653109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not applicable

Item 4	Ownership:

4(a)	Amount beneficially owned:
7,380,411 shares(1)

4(b)	Percent of Class:
38.4%

4(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
6,297,409 shares

(ii) shared power to vote or to direct the vote:
1,083,002 shares(1)

Page 3 of 5 Pages

(iii) sole power to dispose or to direct the disposition of:
6,297,409 shares

(iv) shared power to dispose or to direct the disposition of:
1,083,002 shares(1)

(1)

Includes the following shares, of which Mr. Colony disclaims beneficial ownership for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended: 251,580 shares of common stock of the Issuer owned by Mr. Colony’s wife.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

Page 4 of 5 Pages

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ George F. Colony
Name:	George F. Colony

February 7, 2024

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